UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company Savings Plan for Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Pittsburgh, PA 15220

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Financial Statements and
Supplemental Schedule
December 31, 2017 and 2016 and the
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm
To the Investment Committee of L.B. Foster Company and the Participants in the L. B. Foster Company Savings Plan for Bargaining Unit Employees:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits, for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplementary Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP
We have served as the Plan's auditor since 2015.
Charleston, West Virginia
June 27, 2018

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$2,466,574	$2,095,371
Receivables:
Notes receivable from participants	198,439	201,541
Contributions receivable from employer	3,502	4,703
Contributions receivable from employees	5,998	8,312
Total receivables	207,939	214,556
Net assets available for benefits	$2,674,513	$2,309,927
See accompanying notes.

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions
Investment income:
Interest and dividends	$145,150
Net realized/unrealized appreciation in investment fair value	259,569
Total investment income	404,719
Interest income from notes receivable from participants	10,086
Contributions:
Employee	160,735
Employer	94,267
Total contributions	255,002
Total additions	669,807
Deductions
Deductions from net assets attributable to:
Benefit payments	291,591
Administrative expenses	13,330
Total deductions	304,921
Increase in net assets available for benefits before transfer	364,886
Transfer of assets to affiliated plan*	(300)
Increase in net assets available for benefits after transfer	364,586
Net assets available for benefits, beginning of year	2,309,927
Net assets available for benefits, end of year	$2,674,513

*	L.B. Foster Company 401(k) and Profit Sharing Plan
See accompanying notes.

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2017 and 2016
1. Description of Plan
The following brief description of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan extended to union hourly employees of L.B. Foster Company (the “Company”) who have attained age 18 and are employed at locations specified by the Plan. Eligible employees are automatically enrolled in the Plan. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging up to 75% of annual compensation subject to Internal Revenue Code (the “Code”) limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant’s annual compensation. Participant and Company contributions are invested in accordance with participant elections. The Plan contains an auto-enrollment provision of 3%. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.
Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. The agreements provide a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. The Company’s contributions may be reduced by accumulated forfeitures. At December 31, 2017 and 2016, forfeitures of $4,536 and $8,045, respectively, were available to reduce future Company contributions. During 2017, forfeitures of $18,795 were utilized to reduce plan expenses.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Participants are 100% vested in the Company’s contributions after three years of eligible service or attaining age 65.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.
Benefit Payments
Normal retirement age is 65. Early retirement age is 55 provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of any portion or all of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.
In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings.

Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the plan sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in Company stock and mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is reported within interest and dividends on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

Subsequent Events
The Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or additional disclosures as stated herein.
3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•
Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2017 and 2016, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company's common stock is the only common stock investment available to the Plan and is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust fund
Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) is the only stable value collective trust fund available to the Plan. The Plan uses the Net Asset Value (“NAV”) per share of the MIP CL 1 Fund provided by the trustee as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the MIP CL 1 Fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The MIP CL 1 Fund’s units are issued and redeemed daily at the constant NAV of $1 per unit. The Fund’s investment objective is stability of principal and high current income.
Investments included in the statements of net assets available for benefits include mutual funds totaling $2,445,009 and $2,083,800, the Company’s common stock fund of $13,718 and $5,292, and the Company’s Stock Purchase Account of $996 and $881, which are stated at fair value as of December 31, 2017 and 2016, respectively. These investments are valued using daily unadjusted quoted prices and are Level 1 fair value measurements.

Excluded from the fair value disclosure above, the investment in the stable value collective trust fund is measured at net asset value per share. The net asset value as of December 31, 2017 and 2016 for the investment in the MIP CL 1 Fund is $6,851 and $5,398, respectively. There are no unfunded commitments in regards to the MIP CL I Fund at December 31, 2017.
5. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions.
6. Reconciliation of Financial Statements to Form 5500
The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value investment fund, instead of using NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2017	2016
Net assets available for benefits per financial statements	$2,674,513	$2,309,927
Adjustment from NAV to fair value for stable value collective trust fund investment	(21)	12
Net assets available for benefits per Form 5500	$2,674,492	$2,309,939

The following is a reconciliation of the net increase before transfers in the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2017, to net income per Form 5500:

Net increase per the financial statements	$364,886
Net change in adjustment from NAV to fair value for stable value collective trust fund investment	(33)
Net income per Form 5500	$364,853

Supplemental Schedule
L.B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
Fidelity Investments*:
Government Income Fund	Government obligations	5,421	$55,351
US Bond Index Fund – Premium Class	Fixed income securities	383	4,437
Balanced Fund – Class K	Equities	8,570	203,359
Capital Appreciation Fund – Class K	Equities	195	6,893
Contrafund K	Equities	194	23,739
International Discovery Fund – Class K	Equities	637	29,019
Low Price Stock Fund – Class K	Equities	367	20,007
Government Money Market Fund	Government obligations, money market securities	40,862	40,862
Managed Income Portfolio Class 1	Stable value fund	6,851	6,851
International Index Fund – Premium Class	Equities	399	17,233
Extended Market Index Fund – Premium Class	Equities	66	4,099
500 Index Fund – Premium Class	Equities	2,000	186,849
Freedom Income Fund – Class K	Equity funds, fixed income funds	1,558	18,317
Freedom 2005 – Class K	Equity funds, fixed income funds	495	6,204
Freedom 2020 – Class K	Equity funds, fixed income funds	4,578	75,758
Freedom 2025 – Class K	Equity funds, fixed income funds	2,522	36,269
Freedom 2030 – Class K	Equity funds, fixed income funds	22,128	398,971
Freedom 2035 – Class K	Equity funds, fixed income funds	22,593	343,632
Freedom 2040 – Class K	Equity funds, fixed income funds	22,341	238,825
Freedom 2045 – Class K	Equity funds, fixed income funds	7,165	86,767
Freedom 2050 – Class K	Equity funds, fixed income funds	8,772	106,754
Freedom 2055 – Class K	Equity funds, fixed income funds	7,056	96,811
Freedom 2060 – Class K	Equity funds, fixed income funds	1,216	14,859
Prudential Jennison Mid-Cap Growth Fund - Class Q	Equities	148	5,710
Franklin Mutal Shares Class Z	Equities	2,808	80,400
Glenmede Small Cap Equity Portfolio Institutional Class	Equities	62	1,973
Oppenheimer Developing Markets Fund	Equities	465	19,946
PIMCO Real Return Inst	Fixed income securities	4,035	44,622
PIMCO Total Return Fund	Fixed income securities	3,480	35,739
Allianz NFJ Small Cap Value Fund	Equities	585	14,133
Janus Triton N	Equities	285	8,257
Touchstone Large Cap Focused Fund Class A	Equities	5,181	219,214
			2,451,860

L.B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
L.B. Foster Company*:
Stock Fund	Common stock	505	$13,718
Stock Purchase Account	Money market securities	–	996
			14,714
			2,466,574
Participant loans*	Participant loans, interest rate of 4.25% to 5.25%, various maturities ranging from one year to five years		198,439
			$2,665,013

*	Party in interest

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees
(Name of Plan)

Date:	June 27, 2018	/s/ Brian H. Kelly
Brian H. Kelly
Senior Vice President -
Human Resources and Administration